SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 14D-l

                      Tender Offer Statement Pursuant to Section
                   14(d)(1) of the Securities Exchange Act of 1934
                                  (Amendment No. 12)

                                 THE ENERGY GROUP PLC
                              (Name of Subject Company)

                                 TU ACQUISITIONS PLC
                               TEXAS UTILITIES COMPANY
                                      (Bidders)


                           Ordinary Shares of 10p each and
             American Depositary Shares, each representing Four Ordinary
                 Shares and evidenced by American Depositary Receipts

                            (Title of Class of Securities)

                                     292691 10 2
                        (CUSIP Number of Class of Securities)

                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600
               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on behalf of Bidders)

                                       Copy to:

          Robert A. Wooldridge, Esq.         Robert J. Reger, Jr., Esq.
          Worsham, Forsythe &                Reid & Priest LLP
            Wooldridge, L.L.P.               40 West 57th Street
          1601 Bryan Street                  New York, New York 10019
          Dallas, Texas 75201                (212) 603-2000
          (214) 979-3000

                                        14D-1
          _________________________________________________________________

          1.   Name of Reporting Person:
               TU Acquisitions PLC
          _________________________________________________________________

          2.   Check the Appropriate Box if a Member of a Group     (a) [x]
                                                                    (b) [ ]
          _________________________________________________________________

          3.   SEC Use Only

          _________________________________________________________________

          4.   Sources of Funds
               BK
               AF
          _________________________________________________________________

          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(e) or 2(f)               [ ]
          _________________________________________________________________

          6.   Citizenship or Place of Organization
               England and Wales
          _________________________________________________________________

          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 431,637,376 ordinary shares (including ordinary shares represented by Energy Group ADSs)
          _________________________________________________________________

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           [ ]
          _________________________________________________________________

          9.   Percent of Class Represented by Amount in Row (7)
               82.9%
          _________________________________________________________________

          10.  Type of Reporting Person
               CO

                                        14D-1
          _________________________________________________________________

          1.   Name of Reporting Person; I.R.S. Employer
               Identification No.:
               Texas Utilities Company;
               75-2669310
          _________________________________________________________________

          2.   Check the Appropriate Box if a Member of a Group     (a) [x]
                                                                    (b) [ ]
          _________________________________________________________________

          3.   SEC Use Only

          _________________________________________________________________

          4.   Sources of Funds
               BK
          _________________________________________________________________

          5.   Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)                  [ ]
          _________________________________________________________________

          6.   Citizenship or Place of Organization
               Texas
          _________________________________________________________________

          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 431,637,376 ordinary shares (including ordinary shares represented by Energy Group ADSs)*
          _________________________________________________________________

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           [ ]
          _________________________________________________________________

          9.   Percent of Class Represented by Amount in Row (7)
               82.9%*
          _________________________________________________________________

          10.  Type of Reporting Person
               HC

               * Represents shares owned by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company

               Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities ("TU Acquisitions"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on March 10, 1998, and as amended on March 17, April 9, April 17, April 22, April 24, May 1, May 6, May 7,
          May 18, May 19 and May 27, 1998 (the "Statement"), with respect to the offer to purchase ("Offer") all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"), and (b) American Depositary Shares of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts ("Energy Group ADRs"), as set forth in this Amendment No. 12. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6.  Interest in Securities of the Subject Company.
          ------   ---------------------------------------------

               (a) and (b). Based upon acceptances of the Offer as of the close of business on May 29, 1998 in the United States and as of the close of business on June 1, 1998 in the United Kingdon, TU Acquisitions owned, had rights over or had received valid acceptances in respect of 431,637,376 Energy Group Shares, including Energy Group Shares evidenced by Energy Group ADRs, representing approximately 82.9% of The Energy Group's issued ordinary share capital.


          Item 10.  Additional Information.
          -------   ----------------------

               (f). On June 1, 1998, Texas Utilities issued a press release in the United States, a copy of which is filed as Exhibit
          (a)(34) and is incorporated herein by reference. On June 1, 1998, Texas Utilities issued a press release in the United Kingdom, a copy of which is filed as Exhibit (a)(35) and is incorporated herein by reference.



          Item 11.  Material to be Filed as Exhibits.
          -------   --------------------------------

          EXHIBIT                DESCRIPTION
          -------                -----------


          (a)(34)        Text of US press release of Texas Utilities dated
                         June 1, 1998.

          (a)(35)        Text of UK press release of Texas Utilities dated
                         June 1, 1998.

                                      SIGNATURES



               After due inquiry and to the best of its knowledge and

          belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 1, 1998



                                             TU ACQUISITIONS PLC


                                             By:  /s/ H. Jarrell Gibbs
                                                --------------------------
                                                Name: H. Jarrell Gibbs
                                                Title: Director


                                             TEXAS UTILITIES COMPANY


                                             By:  /s/ Robert S. Shapard
                                                --------------------------
                                                Name: Robert S. Shapard
                                                Title: Treasurer and
                                                       Assistant Secretary

                                    EXHIBIT INDEX


          Exhibit                Description
          -------                -----------

          (a)(34)        Text of US press release of Texas Utilities dated
                         June 1, 1998.

          (a)(35)        Text of UK press release of Texas Utilities dated
                         June 1, 1998.